UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 [NO FEE REQUIRED]

OR

// TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______
Commission File Number: 0-23008

Valassis Employees' Retirement Savings Plan

Valassis Communications, Inc.
(Exact Name of Registrant
as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	38-2760940 (IRS Employer Identification Number)

19975 Victor Parkway
Livonia, Michigan 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 25, 2008.

Valassis Communications, Inc.
Valassis Employees' Retirement Savings Plan

By: /s/ Robert L. Recchia

Robert L. Recchia, Chief Financial Officer and
Plan Administrator

Valassis Employees' Retirement Savings Plan

Financial Report

December 31, 2007

Valassis Employees' Retirement Savings Plan

Contents

plante moran

Plante & Moran, PLLC
27400 Northwestern Highway
P.O. Box 307
Southfield, MI 48037-0307
Tel: 248.352.2500
Fax: 248.352.0018
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
Valassis Employees' Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Valassis Employees' Retirement Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Valassis Employees' Retirement Savings Plan as of December 31, 2007 and 2006 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Southfield, Michigan
June 17, 2008

Valassis Employees' Retirement Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31 2007	December 31 2006
Assets		
Investments - By participant-directed option:		
Mutual funds	$ 80,603,809	$ 96,156,620
Common collective funds	81,334,346	49,781,032
Self-directed brokerage account	6,605,208	6,858,506
Valassis Stock Fund	9,980,063	7,297,174
Cash surrender value of insurance	52,893	50,480
Participant loans receivable	5,702,572	5,841,580
Total investments at fair value	184,278,891	165,985,392
Receivables:		
Contributions receivable - Employee	-	210,094
Contributions receivable - Employer	4,841,392	2,987,016
Total receivables	4,841,392	3,197,110
Net assets at fair value	189,120,283	169,182,502
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	316,399	390,856
Net Assets Available for Plan Benefits	**$ 189,436,682**	**$ 169,573,358**

See Notes to Financial Statements.

Valassis Employees' Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31	
	2007	2006
Additions		
Contributions:		
Employee	$ 7,779,540	$ 7,017,750
Employer	4,841,392	3,043,417
Total contributions	12,620,932	10,061,167
Investment income (loss):		
Interest and dividends	8,944,397	6,096,025
Interest from employee loans	410,943	315,142
Net realized and unrealized gains (losses):		
Employer common stock	(1,065,893)	(6,317,823)
Mutual funds and brokerage account	6,010,036	5,291,590
Common collective funds	1,922,354	3,750,408
Total investment income	16,221,837	9,135,342
Total additions	28,842,769	19,196,509
Deductions		
Benefit payments to participants and beneficiaries	8,221,273	12,506,374
Administrative fees	176,916	89,480
Hardship and other withdrawals	581,256	1,039,186
Total deductions	8,979,445	13,635,040
Net Increase	19,863,324	5,561,469
Net Assets Available for Plan Benefits - Beginning of year	169,573,358	164,011,889
Net Assets Available for Plan Benefits - End of year	**$ 189,436,682**	**$ 169,573,358**

See Notes to Financial Statements.

Note 1 - Description of the Plan and Summary of Significant Accounting Principles

The following brief description of the Valassis Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

General - Employees of Valassis Communications, Inc. ("Valassis" or the "Company") may become participants upon date of hire in the 401(k) portion of the Plan if they are 18 years or older. Employees become participants in the profit-sharing portion of the Plan on the earlier of July 1 or January 1 after they have completed one year of service, worked 1,000 hours during the plan year, and attained age 18.

Contributions - Participants may contribute a self-determined portion, between 1 percent and 50 percent, of their compensation to the Plan, subject to tax deferral limitations established by the Internal Revenue Code.

The Plan allows for an employer match of 20 percent of the first 3 percent of salary for participants in the Plan with an annual salary less than or equal to $75,000 annually. Employer-matching contributions for the years ended December 31, 2007 and 2006 amounted to $224,236 and $224,944, respectively.

The Company may also make a discretionary profit-sharing contribution based on the compensation of the participant. Employer profit-sharing contributions for the years ended December 31, 2007 and 2006 amounted to $4,622,025 and $2,830,819, respectively.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.

Participants elect to invest their account balance and contributions among various investment options provided by the Valassis Employees' Retirement Savings Plan Retirement Plan Committee (the "Committee"), including an option to invest in Company common stock.

Note 1 - Description of the Plan and Summary of Significant Accounting Principles (Continued)

Participant Loans Receivable - The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50 percent of the value of the participant's account. This limit is imposed on the combined total of all loans from the Plan. Loan applications must be approved by the recordkeeper and are not available to highly compensated employees, officers, or stockholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a residence, in which case the plan administrator may extend the term up to 10 years. Interest rates are established at the prime rate, as determined by the plan administrator, as of the beginning of the month in which the loan originates.

Forfeitures - Voluntary employee contributions are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts may be used by the Company to offset future contributions. Vesting of employer contributions is described below. Forfeitures applied against employer contributions in 2007 and 2006 totaled $4,869 and $68,745, respectively.

Hardship and Other Withdrawals - Participants may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, education or medical expenses, or to prevent eviction or foreclosure on a participant's principal residence. In addition, the Plan allows for in-service distributions upon attainment of age 59½.

Benefit Payments - The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his or her beneficiary. All benefits are payable in a lump-sum amount or qualified joint and survivor annuity. Benefit payments to participants are recorded upon distribution.

Basis of Accounting - The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, requires the statement of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Note 1 - Description of the Plan and Summary of Significant Accounting Principles (Continued)

Valuation of Investments - The Plan's mutual funds and employer common stock investments are stated at fair value based upon net asset values on the last day of the plan year. The stable value common collective trust fund primarily invests in benefit-responsive investment contracts and is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining common collective trust fund is based on the quoted market values of the underlying investments. Life insurance contracts are stated at cash surrender value as provided in the policies, which approximates fair value. The Plan allows participants to direct the investment of their account balances among various investment options. Additionally, the Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include various investments in publicly traded securities and are at quoted market prices. The participant loans receivable are carried at the unpaid principal balance, which approximates fair value.

Administrative Expenses - Certain plan expenses are paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the plan document.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds, common collective funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Note 1 - Description of the Plan and Summary of Significant Accounting Principles (Continued)

Vesting - Employee contributions are vested 100 percent at the time they are made.

Employer contributions are primarily vested in accordance with the following schedule:

Years of Service	Percentage
1	20
2	40
3	60
4	80
5	100

New Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan's financial statements.

Note 2 - Related Party Transactions

Certain plan investments are shares of funds managed by JPMorgan Chase Bank and American Century. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan/American Century Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Note 3 - Concentration of Investments

Significant individual investments of the Plan's net assets are separately identified as follows:

	2007	2006
Investments - At fair value:		
American Century Growth Institutional	$ -	$ 10,490,466
American Century Ultra Instutional	-	13,300,138
American Century Value Institutional	66,616	8,880,406
Fidelity Puritan Fund	-	12,429,392
Harbor International Fund	27,457,309	21,860,983
JPMorgan Equity Index Fund	29,991,726	28,982,005
Growth Fund of America	25,290,470	-
Valassis Stock Fund	9,980,063	7,297,174
Investments - At contract value:		
American Century Stable Asset Fund	-	21,189,883
JPMorgan Stable Asset Income Fund	22,492,436	-

Note 4 - Termination of the Plan

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan under the provisions of ERISA. In the event the Plan is terminated, participants would become 100 percent vested in their accounts.

Note 5 - Internal Revenue Service Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 1, 2004 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 6 - Reconciliation to Form 5500

The net assets on the financial statements differ from the net assets on Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on Form 5500. The net assets on the financial statements were higher than Form 5500 at December 31, 2007 and 2006 by $316,399 and $390,856, respectively. Additionally, the investment income on Form 5500 for the year ended December 31, 2007 is higher by $74,457 and lower by $390,856 for the year ended December 31, 2006.

Note 7 - Subsequent Event

Subsequent to year end, a plan sponsored by a newly acquired company was merged into the Plan. Accordingly, all participants in the acquired company's retirement plan and their related account balances were transferred into the Valassis Employees' Retirement Savings Plan.

Valassis Employees' Retirement Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-2760940, Plan No. 004
December 31, 2007

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
American Century	American Century Value Institutional* - Mutual fund	**	$	66,616
American Century	American Century Strategic Allocation - Conservative Institutional* - Mutual fund	**		9,757
American Century	American Century Strategic Allocation - Moderate Institutional* - Mutual fund	**		53,535
Wells Fargo	Advantage Small Capital Growth - Mutual fund	**		7,350,677
American Beacon	American Beacon Large Capital Value - Mutual fund	**		7,893,043
Legg Mason	Western Asset Core Bond - Mutual fund	**		4,391,791
Thornburg	Thornburg Core Growth - Mutual fund	**		8,090,611
Harbor	Harbor International Fund - Mutual fund	**		27,457,309
American Funds	Growth Fund of America - Mutual fund	**		25,290,470
JPMorgan	JPMorgan SmartRetirement 2010* - Common collective fund	**		815,667
JPMorgan	JPMorgan SmartRetirement 2015* - Common collective fund	**		2,570,189
JPMorgan	JPMorgan SmartRetirement 2020* - Common collective fund	**		4,286,700
JPMorgan	JPMorgan SmartRetirement 2025* - Common collective fund	**		8,621,547
JPMorgan	JPMorgan SmartRetirement 2030* - Common collective fund	**		7,364,616
JPMorgan	JPMorgan SmartRetirement 2035* - Common collective fund	**		2,663,764
JPMorgan	JPMorgan SmartRetirement 2040* - Common collective fund	**		1,179,342
JPMorgan	JPMorgan SmartRetirement 2045* - Common collective fund	**		632,881
JPMorgan	JPMorgan SmartRetirement Income* - Common collective fund	**		961,676
JPMorgan	JPMorgan SmartRetirement 2050* - Common collective fund	**		70,201
JPMorgan	JPMorgan Stable Asset Income Fund* - Common collective fund	**		22,176,037
JPMorgan	JPMorgan Equity Index Fund* - Common collective fund	**		29,991,726
JPMorgan	Chase Investment Services Corporation* - Self-directed brokerage account	**		6,605,208
Valassis	Valassis Stock Fund*	**		9,980,063

Schedule of Assets Held at End of Year (Continued)
Form 5500, Schedule H, Item 4i
EIN 38-2760940, Plan No. 004
December 31, 2007

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
Insurance contracts	Policy Number 6568454	**	$ 4,305
	Policy Number 6400395	**	2,565
	Policy Number 6568706	**	2,086
	Policy Number 5729186	**	3,024
	Policy Number 6092814	**	3,685
	Policy Number 6229103	**	2,279
	Policy Number 6400409	**	1,483
	Policy Number 6568370	**	1,271
	Policy Number 6568255	**	4,704
	Policy Number 6404438	**	4,392
	Policy Number 6567686	**	1,793
	Policy Number 5256241	**	1,281
	Policy Number 5349885	**	1,433
	Policy Number 5553177	**	1,889
	Policy Number 5728980	**	794
	Policy Number 5886073	**	1,491
	Policy Number 6060910	**	1,858
	Policy Number 6404462	**	1,996
	Policy Number 6568971	**	2,041
	Policy Number 6060720	**	3,785
	Policy Number 6229051	**	826
	Policy Number 6404486	**	1,007
	Policy Number 6567722	**	2,905
Participants	Participant loans with interest ranging from 4.0 percent to 9.5 percent	-	5,702,572
	Total		$ 184,278,891

* Party in interest

** Cost information is not required for participant-directed investments

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-00024) on Form S-8 of our report dated June 17, 2008 appearing in the Annual Report on Form 11-K of Valassis Employees' Retirement Savings Plan for the year ended December 31, 2007.

Plante & Moran, PLLC

Southfield, Michigan
June 17, 2008

END